UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in its management.

Ms. Olga Nissan will be appointed as Vice President of Business Development of Evogene, effective as of January 1, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statement of the incoming Vice President of Business Development and of the CEO of Evogene, is incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565), and Form S-8 (SEC File Nos. 333-259215, 333-193788, 333-201443, 333-203856, 333-286197 and 333-286197) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Announces Appointment of Dr. Olga Nissan as its Vice President of Business Development